UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2008 Annual General Meeting.

2.	A copy of the Proxy Card with respect to the Registrant’s 2008 Annual General Meeting.

*        *        *        *        *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

August 12, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Thursday, September 18, 2008, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors, including the remuneration and benefits of the proposed new external director, and “FOR” Items 3 and 4 specified on the enclosed form of proxy and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Item 2 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of August 9, 2008, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Raanan Cohen

Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

August 12, 2008

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “2008 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Thursday, September 18, 2008, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect four directors to the Board of Directors, including one who will serve as an ‘external director’, and to approve the external director’s remuneration and benefits;

(2)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2008, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(3)	To ratify and approve the grant of an option and the award of restricted shares to the Active Chairman of the Board of Directors;

(4)	To ratify and approve certain changes in the remuneration of the external directors and of the other members of the Board of Directors who are not, or will in the future cease to be, employees of the Company;

(5)	To receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007; and

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on August 9, 2008, are entitled to notice of, and to vote at, the 2008 Annual General Meeting. All shareholders are cordially invited to attend the Meeting in person. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Thursday, September 25, 2008, at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

Yochai Richter Active Chairman of the Board of Directors	Raanan Cohen Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2007, including financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2008 Annual General Meeting of Shareholders (the “2008 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, September 18, 2008, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2008 Annual General Meeting the following resolutions be adopted: (a) four persons, including one who will serve as an ‘external director’, be elected to the Board of Directors and that the external director’s remuneration and benefits be approved; (b) the independent auditors of the Company be re-appointed for the fiscal year ending December 31, 2008, and until the next annual general meeting, and the Board of Directors be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors (the “Audit Committee”); (c) the decisions of the Audit Committee and the Board of Directors with respect to the grant of an option and the award of restricted shares to the Active Chairman of the Board of Directors be ratified and approved; and (d) the decisions of the Audit Committee and the Board of Directors with respect to certain changes in the remuneration of the external directors and of the other members of the Board of Directors who are not, or will in the future cease to be, employees of the Company, be ratified and approved. At the Meeting the shareholders will also receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions, provided that with respect to the election of the nominee for external director and the approval of his participation in the 2005 Directors Plan (as defined herein) that majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of Israeli company law.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the

Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on September 17, 2008, the last business day immediately preceding the date of the Meeting. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record on August 9, 2008, will be entitled to notice of, and to vote at, the 2008 Annual General Meeting. Proxies are being mailed to shareholders on or about August 12, 2008, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on August 9, 2008, 33,462,597 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Thursday, September 25, 2008, at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

1	Does not include a total of 5,191,263 Ordinary Shares, 3,617,404 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (1,303,794 of which had vested) and 1,573,859 of which remained available for future equity awards pursuant to such plans, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include a total of 1,972,972 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of August 9, 2008 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Artisan Partners Limited Partnership (2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	4,765,600	14.24%

• Harris Associates L.P. (3) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	4,550,600	13.60%

• FMR LLC (4) 82 Devonshire Street Boston, Massachusetts 02109	3,035,085	9.07%

• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, Maryland 21202	2,247,600	6.72%

• All directors and officers as a group (consisting of 16 persons) (6)	3,382,713	10.00%

(1)	The Company had outstanding, on August 9, 2008, 33,462,597 Ordinary Shares. This number does not include a total, as at that date, of 5,191,263 Ordinary Shares, 3,617,404 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (of which 1,303,794 had vested) and 1,573,859 of which remained available for future equity awards pursuant to such plans, comprised of:

(a)	79,500 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which had fully vested; and

(b)	5,111,763 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,537,904 Ordinary Shares were subject to options that had been granted (of which 1,224,294 had vested); and

(ii)	1,573,859 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include 1,972,972 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)

As of December 31, 2007, based on a report filed with the United States Securities and Exchange Commission (the “SEC”) dated February 13, 2008. The report indicated shared dispositive power as to all 4,765,000 Ordinary Shares and shared voting power as to 4,258,000 of such Ordinary Shares by Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Investment Corporation (“Artisan Corp.”),

ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene Murphy Ziegler, and shared voting and dispositive power as to 2,582,000 of such Ordinary Shares by Artisan Funds, Inc. (“Artisan Funds”). Artisan Partners is an investment adviser registered under the Investment Advisers Act of 1940 (the “IAA”); Artisan Corp. is the General Partner of Artisan Partners; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC; and Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the “ICA”).

(3)	As of December 31, 2007, based on a report filed with the SEC dated February 12, 2008. The report indicated shared voting power as to all 4,550,600 Ordinary Shares, sole dispositive power as to 1,813,600 of such Ordinary Shares and shared dispositive power as to 2,737,000 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, owned 2,737,000 of such Ordinary Shares.

(4)

As of December 31, 2007, based on a report filed with the SEC dated February 13, 2008. The report indicated sole dispositive power as to all 3,035,085 Ordinary Shares by FMR LLC and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR LLC. FMR LLC controls Fidelity Management & Research Company (“Fidelity”), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, 2,999,985 of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(5)	As of December 31, 2007, based on a report filed with the SEC dated February 14, 2008. The report indicated sole voting power as to 204,200 of such Ordinary Shares, and sole dispositive power as to all 2,247,600 of such Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. TRP has advised the Company that TRP expressly disclaims that it is, in fact, the beneficial owner of such Ordinary Shares.

(6)	Includes 356,388 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 157,518 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEM 1—Election	of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members, which, assuming the election of the proposed nominees for directors, will be increased to ten members following the Meeting. All but two of the current nine directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. At the Meeting, the three Class I Directors currently in office are candidates for re-election for a term expiring at the Company’s annual general meeting to be held in 2011. In addition, one nominee (who is not currently a director of the Company) is a candidate for election as an external director for a term of three years. The Nominating Committee of the Board of Directors (the “Nominating Committee”) has recommended to the Board of Directors, and the Board of Directors is recommending to shareholders, the election of each of the proposed nominees.

The other two of the Company’s current nine directors serve as, and the additional nominee who is not currently a director will, if elected, serve as, external directors under the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) (discussed below). Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; if at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for additional three-year terms, provided that if an external director is being re-elected for an additional term or terms beyond two three-year terms the audit committee and board of directors determine that, in light of the external director’s expertise or special contribution to the board of directors and its committees, the re-election for an additional term is to the

Company’s benefit, the external director is re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law and the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office are presented to the shareholders prior to their approval. Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Dr. Michael Anghel, who is a candidate for election at the Meeting as an additional external director, served as a director of the Company from April 1, 1986 to October 27, 1992, and from November 19, 1992 through June 25, 2006. From June 21, 2000 through June 25, 2006, Dr. Anghel served as an external director of the Company. Since June 25, 2006, Dr. Anghel has not had any affiliation with the Company or with any entity controlling or controlled by the Company. The Audit Committee and the Board of Directors recognize Dr. Anghel’s expertise and special contribution to the Board of Directors and its various committees, and have therefore approved the election of Dr. Anghel for a new, additional, three year period.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

At the Meeting, the Class I Directors currently in office, Mr. Yochai Richter, Mr. Dan Falk and Mr. Eliezer Tokman, are candidates for re-election for terms expiring at the Company’s annual general meeting to be held in 2011. The Nominating Committee has recommended to the Board of Directors, and the Board of Directors is recommending to shareholders, the re-election of Mr. Richter, Mr. Falk and Mr. Tokman as Class I Directors. In addition, the Nominating Committee has recommended, and the Board of Directors is also recommending, that Dr. Michael Anghel be elected at the Meeting as an external director for a new, additional, three year term.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of the four nominees. If these nominees are elected the Board of Directors would be comprised of ten members, seven of whom would be designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors. The remaining three directors would be the external directors, including Dr. Michael Anghel. Each of the nominees will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles. In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at August 9, 2008, concerning the directors of the Company and the nominees for directors.

Nominees for terms expiring in 2011

Class I Directors whose current terms expire at the 2008 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dan Falk (2)(3)(4)	Company Director and Consultant	January 12, 1945	1997	16,540	(5)

Yochai Richter (6)	Active Chairman of the Board of Directors of Orbotech	September 17, 1942	1992	1,262,005	3.79%

Eliezer Tokman (2)(7)	Company Director and Consultant	May 13, 1950	2007	3,178	(5)

Proposed Additional External Director

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Michael Anghel (2)(8)	Company Director and	January 13, 1939	—	(9)	1,899	(5)
	Executive

Continuing directors

Class II Directors whose current terms expire at the 2009 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Uzia Galil (2)	Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd.	April 27, 1925	1981	19,040	(5)

Dr. Shimon Ullman (2)(10)	Professor of Computer	January 28, 1948	1992	121,895	(5)
	Science, Weizmann Institute of Science

Class III Directors whose current terms expire at the annual general meeting in 2010

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (2)	Managing Director of Ormat Industries Ltd.	December 29, 1941	2000	(11)	8,540	(5)

Dr. Jacob Richter (6)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	1997	(12)	1,421,545	4.25%

Current External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Aaron (Roni) Ferber (2)(13)	Company Director	March 30, 1943	2006	5,881	(5)

Rafi Yizhar (2)(14)	Company Director	April 3, 1948	2006	5,881	(5)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act. Includes 13,750 Ordinary Shares (in the case of Yochai Richter), 4,201 Ordinary Shares (in the case of each of the two current external directors), 6,100 Ordinary Shares (in the case of each other current director (apart from Mr. Tokman)) , 2,270 Ordinary Shares (in the case of Mr. Tokman) and 1,899 Ordinary Shares (in the case of Dr. Anghel) subject to vested but unexercised options. Also includes Ordinary Shares issued as restricted shares, regardless of whether the applicable restrictions have lapsed.
(2)	‘Independent director’ in accordance with the Nasdaq listing standards. Subject to election as a director at the Meeting in the case of Dr. Anghel.
(3)	Member of the Audit Committee, the Remuneration Committee of the Board of Directors (the “Remuneration Committee”) and the Nominating Committee.
(4)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.
(5)	Less than 1%.
(6)	Yochai Richter and Dr. Jacob Richter are brothers.
(7)	Member of the Remuneration Committee.
(8)	If elected, Dr. Anghel will, because he will be an external director, serve as a member of the Audit Committee.
(9)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006.
(10)	Member of the Nominating Committee.
(11)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(12)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.
(13)	Member of the Audit Committee and the Nominating Committee.
(14)	Member of the Audit Committee and the Remuneration Committee.

***********

Yochai Richter has been the Active Chairman of the Board of Directors since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002, has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the boards of directors of Partner Communications Company Ltd., a cellular telephone company, Syneron Medical Ltd., which designs, develops and markets aesthetic medical products and Scopus Video Networks Ltd., which develops, markets and supports digital video networking products, all of which are Israeli Nasdaq-listed companies. In addition, he serves as the chairman of Gravity Visual Effects Inc., a post-production media company, and as a director of the Strauss-Group Ltd., an international food and beverage company, and Analyst Provident Funds Ltd. From 2004 to 2005 he served as the president and chief executive officer of Discount Capital Markets Ltd., the investment banking arm of Israel Discount Bank Ltd. (“IDB”). In 1999, he founded CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures, and served as its managing director from 1999 to 2004. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd. (“Attunity”), which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and is a member of the boards of directors of Poalim Ventures I Ltd., Dmatek Ltd. (“Dmatek”), Plastopil Hazorea Ltd., Amiad Filtration Systems Ltd. and AVT Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at IDB, prior to joining Orbot.

Aaron (Roni) Ferber has served on the boards of directors and the audit committees of a number of Nasdaq and London Stock Exchange-listed companies, including Attunity, Dmatek and Nur Macroprinters Ltd. Mr. Ferber was among the founders of Nikuv Computers (Israel) Ltd., which was engaged in the provision of software solutions and with which he was employed from 1967 until 1992, serving in the positions of financial controller, chief executive officer and chairman of the board of directors. Mr. Ferber holds a bachelor’s degree in economics from the Hebrew University and bachelor’s and master’s degrees in Semitic languages from Tel Aviv University.

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the chairman and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron Electronic Industries Ltd. (“Elron”), an Israeli advanced technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the board of directors of Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University of the Negev. Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Eliezer Tokman currently serves on the boards of directors of a number of privately-held companies, most of which are engaged in medical imaging, including Surgix Ltd. and Arineta Ltd. (of both of which he is the chairman) and Paieon Inc. From 2001 to 2002 he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001 was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1984 to 1998 Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control (“PDC”) product business group of Applied Materials, Inc. (“Applied”). Dr. Ullman has been named as the 2008 recipient of the international Rumelhart award in human cognition.

Rafi Yizhar held the position of division manager in the PDC product business group of Applied during 1997 and 1998, and from 1990 to 1997 served as president and chief executive officer of Opal, Inc. (“Opal”), which was engaged in wafer metrology and process diagnostics solutions for the semiconductor industry. Prior to that, from 1988 to 1990, he was employed as manager of operations at Opal. He was among the founders of the Company, with which he was employed as manager of operations and product manager from 1981 to 1988. Before joining the Company, from 1974 to 1981, he held various product and project management positions at

El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications. Mr. Yizhar holds a bachelor’s degree in mathematics and physics from the Hebrew University.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

Audit, Remuneration and Nominating Committees; Executive Sessions of Independent Directors

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. The Remuneration Committee is also authorized, subject to the provisions of the Companies Law, to administer the Company’s equity remuneration plans. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to responsibilities of the Board of Directors in the context of the existing composition and needs of the Board of Directors and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time.

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board of Directors. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board of Directors. It is proposed at the Meeting to approve the grant of an option and an award of restricted shares to Mr. Richter—see item 3 below.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan (discussed below) and outstanding equity awards to directors, including awards made during 2007, see Executive Remuneration—Other Directors Remuneration.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company. In addition, certain officers of the Company may, under certain circumstances, be eligible for increased severance pay.

Executive Remuneration

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2007:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options and restricted shares
All directors and officers as a group (consisting of 17 persons, including one person who is no longer a director or officer)	$2,807,853	$395,864	$1,565,187

Remuneration of the Active Chairman of the Board of Directors

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board of Directors. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

In 2005 and 2006, the Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders approved the terms of Mr. Richter’s compensation and his continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $14,800 was paid to Mr. Richter in respect of 2007. For so long as Mr. Richter continues to be an employee of the Company he will be ineligible to participate in the 2005 Directors Plan (discussed below). In addition, as a continuing employee, Mr. Richter’s existing equity awards (which are described below under Equity Awards to Directors) will continue to vest and be exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require specific shareholder approval; however, should he cease in the future to be an employee, but remain a director, of the Company, he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

The Remuneration Committee, the Audit Committee and the Board of Directors have, subject to shareholder approval, approved the grant of an option and an award of restricted shares to Mr. Richter. See Item 3.

Other Directors’ Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are currently compensated as follows: (i) an annual payment (the “Annual Payment”) to each of such directors of $12,500 plus applicable value added tax (“VAT”); and (ii) payment for every meeting of the Board of Directors or any committee thereof in which they participate (“Participation Compensation”) of $500 plus VAT; and (b) each of the members of the Board of Directors who are not members of the Audit Committee and who are not, or will in the future cease to be, employees of the Company are, for as long as they are directors, currently compensated as follows: (i) an Annual Payment of $10,000 plus VAT; and (ii) Participation Compensation of $500 plus VAT.

In addition, the shareholders of the Company previously resolved, with respect to external directors, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether the Annual Payment or the Participation Compensation, to any ‘other directors’, as such term is defined in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Regulations”), each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as Annual Payment or as Participation Compensation, respectively. The Remuneration Committee, the Audit Committee and the Board of Directors have resolved, subject to applicable regulations and shareholder approval, that this would apply to the new external director in the same manner as it applies to the current external directors so that the new external director would also receive additional remuneration in the future if required in order to align his compensation with the average compensation payable to ‘other directors’, in the manner described above.

The Remuneration Committee, the Audit Committee and the Board of Directors have also, subject to shareholder approval, approved changes in the Annual Payment and in the Participation Compensation of the external directors and of the ‘other directors’ as defined above, and are proposing to the shareholders at the Meeting to approve a revised Annual Payment of NIS 65,000 (currently approximately $18,300) plus VAT and a revised Participation Compensation of NIS 2,500 (currently approximately $700) plus VAT to the external directors (including Dr. Anghel, if elected) and to the other members of the Board of Directors who are not, or will in the future cease to be, employees of the Company. See Item 4.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”). Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer or other employees of the Company (even if directors), in addition to the Annual Payment and Participation Compensation, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. All equity awards under the 2005 Directors Plan are granted as part of, and out of shares available for grant under, the 2000 Plan. Equity awards under the 2005 Directors Plan are apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option, and vest in full on May 31 of the calendar year following the year in which they are made. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or restricted shares unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately. The new nominee for external director, Dr. Michael Anghel, will, if elected, participate in the 2005 Directors Plan and receive equity awards as an eligible director thereunder as described above.

In addition, the shareholders of the Company have in the past resolved to ratify and approve the purchase of insurance coverage in respect of the liability of its office holders (including directors); to indemnify all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time; and to exempt and release to the maximum extent permitted by law all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time, from and against all liability for monetary or other damages due to, or arising from, a breach of their duty of care to the Company, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Any new director who is elected at the Meeting, as well as any current directors who are re-elected, would be remunerated in the manner and would benefit from the insurance, indemnification, release and exemption discussed above.

Equity Awards to Directors

The following table sets forth information, as at August 9, 2008, concerning all unexercised options and unvested restricted shares held by directors of the Company:

	Date of award	Type of award	Exercise price per share ($)	Shares granted	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Active Chairman of the Board of Directors	Sep-26-2005	Option	23.01	27,500	13,750	13,750	Sep-25-2012
	Sep-26-2005	Restricted Shares	N/A	7,500	3,750	3,750	N/A

Each External Director	Jun-25-2006 Sep-6-2007	Option Option	23.23 21.77	1,931 2,270	1,931 2,270	0 0	Jun-24-2013 Sep-5-2014

Each other Director (apart from Mr. Tokman)	Sep-26-2005	Option	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006 Sep-6-2007	Option Option	23.23 21.77	1,931 2,270	1,931 2,270	0 0	Jun-24-2013 Sep-5-2014

Mr. Tokman	Sep-6-2007	Option	21.77	2,270	2,270	0	Sep-5-2014

All such awards are subject to the terms of the 2000 Plan. All awards made to directors during 2005, 2006 and 2007 (except to the Active Chairman of the Board of Directors) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of stock options and restricted shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration. On August 5, 2008, the closing price of the Ordinary Shares as reported by Nasdaq was $12.27.

During 2007, an option to purchase a total of 12,500 Ordinary Shares, having an exercise price of $16.26 per share, was exercised by a person who was, at the time of exercise, a director of the Company. No options to purchase Ordinary Shares held by directors terminated unexercised during 2007. In addition, during 2007 a total of 6,176 restricted shares held by directors (all of which were granted during 2006) vested. During the period from January 1, 2008 to August 9, 2008, an option to purchase 50,000 Ordinary Shares, having an exercise price of $16.26 per share, held by the Active Chairman of the Board of Directors of the Company terminated unexercised and options to purchase a total of 6,575 Ordinary Shares, with a weighted average exercise price of $22.65 per Ordinary Share, held by another director were forfeited. In addition, during this period, a total of 7,264 restricted shares held by directors (all of which were granted during 2007) vested and 908 restricted shares held by one director of the Company were forfeited.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. Previously, gains from equity awards were taxed as salary income only, at the employee’s marginal tax rate. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003. This differs from the favorable tax benefits generally available to U.S. corporations from the exercise of non-statutory stock options under U.S. federal income tax laws. Pursuant to shareholder approval, each of the equity awards to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the above-described capital gains tax treatment.

Certain Information Concerning Equity Awards to Directors and Officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of both the 1992 and 2000 Plans concerning: (i) equity awards granted by the Company between January 1, 2007 and December 31, 2007; (ii) options which were exercised and paid, and restricted shares which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2007.

	Plan
	1992	2000
Equity Awards Granted:
• Number of Ordinary Shares subject to options	0	91,930
• Weighted average option exercise price per Ordinary Share	N/A	$21.68
• Year of expiration of options	N/A	2014
• Number of restricted shares	0	26,422
Options Exercised/Paid; Restricted Shares Vested:
• Number of Ordinary Shares subject to options	0	96,625
• Weighted average option exercise price per Ordinary Share	N/A	$14.82
• Restricted shares vested	N/A	17,304
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	0	30,625
• Weighted average option exercise price per Ordinary Share	N/A	$28.39
• Number of restricted shares	N/A	0
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	60,000	672,072
• Weighted average option exercise price per Ordinary Share	$36.76	$21.42
• Weighted average remaining option life (years)	0.01	3.25
• Number of restricted shares	N/A	87,676

Equity awards in respect of a total of 206,750 Ordinary Shares, comprised of options to purchase a total of 136,000 Ordinary Shares and 70,750 restricted shares, were granted to officers of the Company in the period from January 1, 2008 to August 9, 2008. During that time options to purchase a total of 60,250 Ordinary Shares, with a weighted average exercise price of $13.26 per Ordinary Share, were exercised by six directors and officers of the Company under the 2000 Plan and options to purchase a total of 158,700 Ordinary Shares held by such persons were cancelled. In addition, during this period, a total of 7,264 restricted shares held by directors and officers (all of which were granted during 2007) vested.

It is proposed that at the 2008 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

(a)	The Class I Director, Dan Falk, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2011 and when his successor has been duly elected;

(b)	The Class I Director, Yochai Richter, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2011 and when his successor has been duly elected;

(c)	The Class I Director, Eliezer Tokman, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2011 and when his successor has been duly elected;

(d)	Michael Anghel, be, and he hereby is, elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2008 Annual General Meeting of Shareholders be ratified and approved.”

Each of the four resolutions above will be voted upon separately at the Meeting.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2—Approval	of Re-appointment of Auditors

At the 2008 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“Kesselman”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2008, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2007 were reported to, and such services and the services proposed to be provided by them during 2008 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2007	2006
Audit fees (1)	$808,000	$488,000
Audit related fees (2)	21,000	127,000
Tax fees (3)	178,000	254,000
All other fees	—	—

Total	$1,007,000	$869,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audit during 2007 of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman. A representative of Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2008 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2008, and until the Company’s next annual general meeting, and that the Board of Directors of Orbotech Ltd. be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 3—Ratification	and Approval of the Grant of an Option and the Award of Restricted Shares to the Active Chairman of the Board of Directors

The Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval.

The Remuneration Committee, the Audit Committee and the Board of Directors have, subject to shareholder approval, resolved to grant an option to purchase 60,000 Ordinary Shares and to award 20,000 restricted shares to Mr. Yochai Richter, who is the Active Chairman of the Board of Directors. The option would be granted at an exercise price per share equivalent to 100% of the mean average between the high and the low sale prices of the

Ordinary Shares, as reported by Nasdaq, in respect of the date of the 2008 Annual General Meeting and the restricted shares would be awarded in consideration of the sum of NIS 0.14 per share (the nominal (par) value thereof). The mean average between the high and the low sale prices of the Ordinary Shares on August 5, 2008 was $12.22 per share. The option and the restricted shares would each vest in three equal installments on May 31, 2009, May 31, 2010 and May 31, 2011, respectively, corresponding with the vesting dates of equity awards made to non-employee directors under the 2005 Directors Plan. To the extent vested but unexercised, the option would be exercisable for a period of one year following termination of Mr. Richter’s employment however arising, but only to the extent exercisable at termination and not beyond the scheduled expiration date of the option. If approved, the option and the restricted shares would be granted as part of, and out of shares available for grant under, the 2000 Plan and, subject to the above, on the terms and conditions otherwise applicable to grants made under the 2000 Plan. In accordance with the Company’s election and the approval of the shareholders at the Company’s 2003 Annual General Meeting, Mr. Richter will benefit from the capital gains tax treatment with respect to this option and these restricted shares pursuant to Section 102 of the Tax Ordinance (discussed in Item 1—Election of Directors). Mr. Richter currently holds an option, granted in 2005 and expiring on September 25, 2012, to purchase 27,500 Ordinary Shares at an exercise price of $23.01 per share and 7,500 restricted shares. For further information, see Item 1—Election of Directors—Equity Awards to Directors.

It is proposed that at the 2008 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors pertaining to the grant of an option to purchase 60,000 Ordinary Shares of the Company and an award of 20,000 restricted shares to Mr. Yochai Richter.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4—Ratification	and Approval of Certain Changes in the Annual and Per Meeting Compensation Payable to the External Directors and to the other Directors who are not, or will in the future cease to be, Employees of the Company

The Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval.

In 2000, the Audit Committee, the Board of Directors and the shareholders of the Company resolved to compensate each of the external directors and those members of the Board of Directors who are not, or will in the future cease to be, employees of the Company by an Annual Payment to each of such directors of $10,000 plus VAT and Participation Compensation of $500 plus VAT. In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company resolved to increase the compensation of each of the members of the Audit Committee (which must include all external directors) from an Annual Payment of $10,000 plus VAT to an Annual Payment of $12,500 plus VAT and Participation Compensation of $500 plus VAT. This cash remuneration was approved again in 2006 when the current external directors were first elected. In addition, in 2005, the Audit Committee, the Board of Directors and the shareholders of the Company resolved, through the adoption of the 2005 Directors Plan, to provide additional non-cash compensation to each member of the Board of Directors (other than employees of the Company) who is in office immediately after any annual general meeting of shareholders of the Company, by way of equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan.

Ordinarily, the compensation of external directors may not be changed during their term of office as directors. However, if the compensation is determined relative to that of ‘other directors’, as such term is defined in the Regulations, as is the case with the Company’s external directors, then in the event of an increase of the compensation payable to such other directors, the compensation payable to the external directors would also be increased. Furthermore, when appointing a new external director, as is being proposed at the 2008 Annual General Meeting, the compensation of the external directors serving at such time may also be changed, provided it is to their benefit.

In light of the significant and growing responsibilities placed upon the members of the Board of Directors and the need to retain existing Board members and, if necessary, recruit additional qualified members to the Board, and taking into account the significant deterioration in the value of the Dollar against the NIS since the last time that the directors’ remuneration was addressed by shareholders, the Remuneration Committee, the Audit Committee and the Board of Directors have resolved, and propose that the shareholders approve, certain changes in the compensation of the external directors and of the members of the Board of Directors who are not, or will in the future cease to be, employees of the Company with effect on and from the date of approval by the shareholders. Under this proposal, on and from the date of the 2008 Annual General Meeting: (i) the Annual Payment and the Participation Compensation payable to the external directors and to the other members of the Board of Directors who are not, or will in the future cease to be, employees of the Company would cease to be denominated in Dollars and would commence to be denominated in NIS; (ii) the Annual Payment to each such director would be increased to NIS 65,000 (currently approximately $18,300) plus VAT; (iii) the Participation Compensation to each such director would be increased to NIS 2,500 (currently approximately $700) plus VAT; and (iv) the Annual Payment and the Participation Compensation of all such directors would be adjusted bi-annually to reflect changes in the Israeli Consumer Price Index in the manner provided in the Regulations. The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on August 5, 2008, was NIS 3.556 = $1.00.

In addition, the Remuneration Committee, the Audit Committee and the Board of Directors have resolved that: (i) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation; (ii) in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation; and (iii) the Annual Payment shall be paid in four equal installments and the Participation Compensation payable to directors shall be remitted to them on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for pursuant to the Regulations.

It is proposed that at the 2008 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors pertaining to changes in the remuneration payable to the external directors and to the other members of the Board of Directors who are not, or will in the future cease to be, employees of the Company.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Consideration of the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements

At the 2008 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007, will be presented for discussion. The representative of Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2009 Annual General Meeting of Shareholders must be received by the Company no later than April 14, 2009.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yochai Richter	Raanan Cohen
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: August 12, 2008

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 18, 2008

☐	¢

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. RAANAN COHEN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned on August 9, 2008, at the 2008 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, September 18, 2008, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

¢	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

September 18, 2008

Please sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on September 17, 2008. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i Please detach along perforated line and mail in the envelope provided. i

¢ 00003333300300300000 0	091808

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

	The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2, 3 and 4 listed herein. Matters covered by Item 5 will be voted by the persons designated as proxies in their judgment. Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.		1.	THE ELECTION OF DIRECTORS INCLUDING A NEW EXTERNAL DIRECTOR AND THE APPROVAL OF THE REMUNERATION OF THE NEW EXTERNAL DIRECTOR.
				THE NOMINEES AS CLASS I DIRECTORS ARE:	FOR	AGAINST	ABSTAIN
				1a DAN FALK	☐	☐	☐
				1b YOCHAI RICHTER	☐	☐	☐
				1c ELIEZER TOKMAN	☐	☐	☐
THE NOMINEE AS EXTERNAL DIRECTOR IS:
				1d MICHAEL ANGHEL (INCLUDING HIS REMUNERATION)	☐	☐	☐

			2.	APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:	☐	☐	☐

			3.	RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS PERTAINING TO THE GRANT OF AN OPTION AND THE AWARD OF RESTRICTED SHARES TO THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS:	☐	☐	☐

4.

RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS PERTAINING TO CERTAIN CHANGES IN THE REMUNERATION OF THE EXTERNAL DIRECTORS AND OF THE OTHER MEMBERS OF THE BOARD OF DIRECTORS WHO ARE NOT, OR WILL IN THE FUTURE CEASE TO BE, EMPLOYEES OF THE COMPANY:

					☐	☐	☐
	To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	5.	OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked
Signature of Shareholder	Date:			Signature of Shareholder		Date:

    Note:   Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢							¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President and Chief Financial Officer

Date:	August 12, 2008